99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
October 19, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR AND ELECTRONIC SECURE TRANSFER

CIAN PLC HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan, Christine Dietz, Folake Ayoola, Jan Woo

Re:	Cian PLC
Registration Statement on Form F-1
Submitted October 13, 2021
CIK No. 0001867752

Ladies and Gentlemen:

On behalf of Cian PLC (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) with the Commission on October 13, 2021. Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for share-based compensation. In particular, the Company is providing an explanation for the determination of the fair value per ordinary share underlying the Company’s measurement of the fair value of the share-based payment liability at the end of the most recent reporting period (June 30, 2021) and the reasons for any differences between such recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

October 19, 2021

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted version of this Letter will be filed with the Commission on EDGAR, omitting the confidential information.

Estimated Preliminary IPO Price Range

The Company advises the Staff that, while not reflected in the Registration Statement, based on discussions among the senior management of the Company and the lead underwriters (the “Lead Underwriters”) for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the Preliminary IPO Price Range of approximately $[***] per share (the “Preliminary IPO Price”).

In August 2021, pursuant to a special resolution at a general meeting of its shareholders, the Company effected a 1-for-2,500 share split and pro rata allotment of ordinary shares issued in connection with the IPO, which is reflected in the Registration Statement (collectively, the “Share Split”). For consistency with the Registration Statement, the share numbers and stock prices set forth in this Letter, including the Preliminary IPO Price Range and Preliminary IPO Price, reflect the Share Split and are all set forth on a post-split basis.

The Preliminary IPO Price Range has been determined based, in part, upon current market conditions and the formal input received from the Lead Underwriters of the IPO, including in discussions that took place among the representatives of the Company’s management, the representatives of certain shareholders of the Company and the representatives of the Lead Underwriters.

Prior to [***] 2021, the Company had not together held formal discussions with the Lead Underwriters regarding a price range for the IPO. The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO by [***], with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Lead Underwriters. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the Lead Underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% (based on the top end of the Bona Fide Price Range). The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process.

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC

October 19, 2021

The Company’s discussion of its accounting for share-based compensation is primarily contained within the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Share-Based Payments” (the “MD&A”) and appears on page 109 of the Registration Statement.

Summary of Recent Share-Based Awards and Valuations

This Letter sets forth the Company’s analysis of the share-based awards granted by the Company from 2015 to the date hereof (the “Review Period”). All of the share-based compensation awards granted by the Company and existing during the Review Period are cash-settled.1 The Company accounts for its cash-settled share-based compensation awards in accordance with IFRS 2, Share-based Payment. Under IFRS 2, at the end of each reporting period the Company measures the corresponding share-based payment liability at its fair value with any changes in fair value recognized in profit or loss for the period.

The following table summarizes, by allocation year, the number of the Company’s share-based awards outstanding as of June 30, 2021, as well as the associated per share exercise price and the estimated fair value per award used to determine the Company’s shared-based compensation liability recognized as of that date (on a split-adjusted basis):

Allocation year	Number of awards outstanding	Exercise price, USD	Fair value per award, USD	Fair value per award, RUB
2015	2,288,174	2.49	9.16	663
2017	267,449	2.16	9.57	693
2018	263,883	3.48	8.15	590
2019	63,395	3.48	8.15	590
2019	49,528	4.04	7.59	549
2019	134,517	4.04	7.59	549
2021	251,600	5.55	6.06	439
	3,318,546

The following table summarizes the estimated fair value per share of the Company’s common stock used to determine the Company’s share-based compensation liability as of June 30, 2021, December 31, 2020 and 2019 (on a split-adjusted basis):

1 In connection with the IPO, we amended the terms of the long-term incentive program, such that the employees may choose to receive payment for vested phantom shares in cash or in ordinary shares. See section in the Registration Statement titled “Management—Long-Term Incentive Plans— Phantom Share Program.”

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC

October 19, 2021

Reporting date	Fair value per ordinary share, USD	Fair value per ordinary share, RUB
June 30, 2021	13	937
December 31, 2020	13	939
December 31, 2019	5	333

The increase in the estimated fair value per ordinary share during the year ended December 31, 2020 relates primarily to the growth of the Company and its operations despite the COVID-19 pandemic as well as to the general trends observed in the capital markets in the second half of 2020, including their strong recovery and performance after the first wave of COVID-19 in the second half of 2020, including, particularly, an appreciation of the share prices of the companies generally comparable to the Company (peers) and a number of successful IPOs in the relevant sector (during this period, the representative price-to-revenue multiples of the Company’s peers increased from [***]x to [***]x).

In February 2021, the Company issued 5,566,900 (on a split-adjusted basis) ordinary shares to its existing and new shareholders, which constitutes 9.4% of its ordinary shares issued as of December 31, 2020. The fair value per ordinary share as of June 30, 2021 is therefore calculated using a higher number of shares outstanding (65,000,000) as a denominator (December 31, 2020 and 2019: 59,433,100). Between December 31, 2020 and June 30, 2021, the Company continued to successfully operate its business (including incorporation into its operations of the N1 Group upon completion of its acquisition in February 2021). As a result, the Company determined that the fair value per ordinary share (on a split-adjusted basis) remained RUB 937 ($13) as of June 30, 2021, even considering the aforementioned increase in the total number of the Company's shares outstanding to 65,000,000.

Methodology and Fair Value Determination as of June 30, 2021

The Company determines the fair value of the share-based awards at the end of each reporting period using the option pricing model (“OPM”) developed by a third-party valuation firm, at the request of the Company, taking into account the terms and conditions on which each award was granted. Besides the estimated fair value per ordinary share, its other inputs used include expected volatility, expected term, dividend yield and risk-free rate.

The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. A reasonable discount for lack of marketability (“DLOM”) is then applied to conclude on a per share value of the common stock on a minority, non-marketable basis.

Given the absence of a public trading market for its common stock, the Company was required to exercise reasonable judgement and consider various objective and subjective factors to determine the best estimate of the fair value of the common stock at each reporting date, as disclosed in the Registration Statement. As of June 30, 2021, based on its valuation review and analysis, the Company determined that the fair value per ordinary share (on a split-adjusted basis) was RUB 937 ($13).

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC

October 19, 2021

The underlying enterprise value of the Company was estimated using a combination of the income approach (the discounted cash flow (“DCF”) method), being considered primary as a more precise method, and the market approach (the guideline public companies (“GPC”) method), being considered secondary and used to corroborate the results of the primary approach. Under the DCF method, the estimated future cash flows were discounted to their present values using a discount rate developed using the Capital Asset Pricing Model and adjusted to reflect the appropriate risk of investing in the Company given its current stage of development (expansion stage). In applying the GPC method, the Company’s enterprise value was estimated by applying representative price-to-revenue multiples, derived after considering the comparable multiples of a group of [***] public companies selected based on a range of attributes that make the subject companies similar to the Company in terms of pricing to the Company’s forecasted revenues. As of June 30, 2021, the enterprise values estimated by both methods deviated by less than [***]% and therefore the value estimated using the primary method was used as further input into the calculation of the fair value of the share-based payment liability.

Preliminary IPO Price

As noted above, the Preliminary IPO Price Range is approximately $[***] to $[***] per share, with a Preliminary IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among others:

•	feedback from the Company’s prospective investors as a result of the “testing-the-waters-meetings”;

•	relative valuation based on public peer multiples applied to the Company’s revenue and Adjusted EBITDA, plus the DCF analysis, such methodologies having been mentioned in the preliminary investors feedback and applied by the research analysts; and

•	recent market conditions used in the determination of the Preliminary IPO Price Range after discussions with the Lead Underwriters, based on the current market environment and the supply and demand for investment opportunities in the market.

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC

October 19, 2021

Comparison of the Preliminary IPO Price Range and Estimated Fair Value per Share

There is a number of factors that account for the difference in the Preliminary IPO Price Range over the most recent fair value per share used for determining share-based compensation liability as of June 30, 2021. These include:

•	Valuation Methodology. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a determination of fair value established by the International Financial Reporting Standards or prescribed by the American Institute of Certified Public Accountants Valuation of Privately-Held-Company Equity Securities Issued as Compensation - Accounting and Valuation Guide, but was determined as a result of discussions among representatives of the Company’s management, the representatives of certain shareholders of the Company and the Lead Underwriters and assumed a successful IPO, which itself is expected to increase enterprise value because, among other things, it allows a company access public capital markets and also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO.

•	Market Performance of Peer Group. As noted above, in applying the GPC method, the Company’s enterprise value was estimated by applying representative price-to-revenue multiples, derived after considering the comparable multiples of a group of [***] of the Company’s public peers. However, based on the feedback received from the Lead Underwriters and the feedback received as part of the “testing-the-waters” meetings, for the purpose of deriving the Preliminary IPO Price Range, [***] (“[***]”) was considered the Company’s closest peer (and more relevant than the performance of comparable peers from [***]) and its market performance dynamics were particularly considered in determining the Preliminary IPO Price Range. The market performance of [***] was considered particularly relevant as it reflects general trends in the classifieds industry and broader macro trends including investors view on Russia’s economy and prospects. Since June 30, 2021, [***]’s market performance has significantly improved (generally credited to the continues growth in the online classifieds businesses and the overall market outlook), with its stock price rising [***]% from June 30, 2021 to October 15, 2021, amounting to the enterprise value gain of [***]%.

•	Input Received from “Testing-the-Waters” Meetings. The feedback from the Company’s prospective investors following the “testing-the-waters” meetings that occurred in [***] 2021 was positive, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company certain confidence that the market would be receptive to the IPO, despite the high level of competition on the Company’s principal market and uncertainty related to development of new products and services and market position in the regions other than Moscow, the Moscow region, St. Petersburg, the Leningrad region and certain other regions. The Company did not have such feedback as of June 30, 2021, but the underwriters have utilized such investor feedback regarding the Company to analyze the Preliminary IPO Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC

October 19, 2021

•	Business Developments and Financial Results after June 30, 2021. The Preliminary IPO Price Range takes into account the Company’s business developments and financial and operating results after June 30, 2021, including, among others:

(i)	A successful launch of the Company’s strategic initiatives, in particular, Online Transaction Services, which the Company considers an important step in its transition from a classical classifieds platform towards a fully fledged end-to-end service provider in the online real estate classifieds market. The Company believes that such launch was crucial for the implementation of its strategy to secure future growth and competitive position. As of June 30, 2021, the Company did not have enough information to conclude whether it would be able to launch the product on the planned timeline and whether this launch would be successful.

(ii)	A successful launch of the reverse feed function in July 2021, as part of the Company’s integration of the N1 Group. The reverse feed function allows the Company’s customers to automatically post listings on both platforms simultaneously. With this function, the Company’s monetization strategy was aligned across the platforms, with the monetization being fully reinstated in regions covered by the website “N1.ru” or N1 mobile application.

(iii)	Ongoing recovery following the effects of the COVID-19 pandemic. As discussed in the Registration Statement, in the second and third quarters of 2021, the Company further reinstated monetization in some additional Russian regions (following the temporary offer of its listing services free of charge across all cities and regions starting from April 2020 in response to the COVID-19 pandemic).

*        *        *

The Company respectfully submits that the difference between the per share values used as an input to determining the share-based compensation liability as of June 30, 2021 and the Preliminary IPO Price Range is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all share-based compensation transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC

October 19, 2021

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart

J. David Stewart of LATHAM & WATKINS LLP

cc :	Maxim Melnikov, Cian PLC
Mikhail Lukianov, Cian PLC
Varvara Kiseleva, Cian PLC

CONFIDENTIAL TREATMENT REQUESTED BY CIAN PLC